FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. New Sustainability Committee of the Board

23 September 2021 07:00 BST

AstraZeneca establishes new Sustainability Committee of the Board

AstraZeneca PLC announced today that the Board has established a Sustainability Committee. The Committee has been constituted to monitor the execution of the Company's sustainability strategy, to oversee the communication of the Company's sustainability activities with its stakeholders and to provide input to the Board and other Board Committees on sustainability matters. The terms of reference of the Committee are available at www.astrazeneca.com/content/dam/az/Investor_Relations/corporate-governance/AZ_Sustainability_Committee_ToRs.pdf.

The members of the Committee, all of whom are Non-Executive Directors of the Company, are Nazneen Rahman (Chairman of the Committee), Sheri McCoy, Andreas Rummelt and Marcus Wallenberg. These appointments take effect and the Committee will operate from 1 October 2021.

The establishment of a Sustainability Committee is a natural evolution of the Company's previous governance arrangement of having a single Board member with responsibility for overseeing sustainability matters on behalf of the Board.

Further information about sustainability at AstraZeneca is available at www.astrazeneca.com/sustainability.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 September 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary